UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Allied Products Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019411107

(CUSIP Number)

February 4, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [  ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 019411107			13G	Page 2 of 5 Pages

1.	Name(s) of Reporting Persons: Wade A. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,150,000

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 1,150,000

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,150,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.	Percent of Class Represented by Amount in Row (9): 9.67%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 01941107	13G	Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer:
Allied Products Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
c/o R.A.D. & Associates 711 North McKinley Road, Suite 6 Lake Forest, IL 60045

Item 2.
	(a)	Name of Person Filing:
Wade A. Smith
	(b)	Address of Residence:
676 Shedborne Ave. Dayton, OH 45403
	(c)	Citizenship:
U.S.A.
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
019411107

Item 3.	Rules 13d-1(b) or 13d-2(b) or (c) Statement.
Not applicable.

Item 4.	Ownership.
The following information concerning ownership of Common Stock is given as of February 4, 2003:

CUSIP No. 019411107	13G	Page 4 of 5 Pages

(a) Amount beneficially owned:
1,150,000 shares directly owned.
(b) Percent of class:
9.67%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
1,150,000 shares.
(ii) shared power to vote or to direct the vote:
None.
(iii) sole power to dispose or to direct the disposition of:
1,150,000 shares.
(iv) shared power to dispose or to direct the disposition of:
None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 019411107	13G	Page 5 of 5 Pages

Item 10.	Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2003

/s/ Wade A. Smith

Wade A. Smith